SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                             THE ENSTAR GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    29358R107
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Allen B. Levithan, Esq.
599 Lexington Avenue                                 Lowenstein Sandler PC
Suite 4100                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 446-2462                                       (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 23, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 29358R107

1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).

                                Jeffrey S. Halis

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)       Not
         (b)       Applicable

3)   SEC Use Only

4)   Source of Funds (See Instructions): Not Applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

6)   Citizenship or Place of Organization:

                                 United States

Number of                       7) Sole Voting Power:                  252,156*
                                ------------------------------------------------
Shares Beneficially             8) Shared Voting Power:                 15,860*
                                ------------------------------------------------
Owned by
Each Reporting                  9) Sole Dispositive Power:             252,156*
                                ------------------------------------------------
Person With:                    10) Shared Dispositive Power:           15,860*
                                ------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  268,016*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 4.7%*

14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------

*The Halis Family Foundation, a New York corporation (the "Foundation"), is the holder of 15,860 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Enstar Group, Inc. (the "Company"), and Jeffrey S. Halis and Nancy Lippman Halis, his wife, jointly own 252,156 shares of Common Stock. Jeffrey S. Halis and Nancy L. Halis share voting and dispositive power, as the Trustees of the Foundation, over the shares of Common Stock held by the Foundation. Jeffrey S. Halis possesses sole voting and investment control over the shares of Common Stock owned jointly by him and his wife. Thus, as of May 23, 2006, for purposes of Reg. Section 240.13d-3, Mr. Jeffrey S. Halis is deemed beneficially to own 268,016 shares of Common Stock, or 4.7% of the shares of Common Stock deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Jeffrey S. Halis, whose business address is 599 Lexington Avenue, Suite 4100, New York, New York 10022. Mr. Halis is engaged in investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature (collectively, "Securities"). In addition, Mr. Halis serves as a manager of Jeffrey Management, LLC, a Delaware limited liability company, which is the general partner of Tyndall Capital
Partners, L.P., a Delaware limited partnership, which serves as the general partner of various other limited partnerships and other entities that invest in Securities. Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed electronically with the Securities and Exchange Commission on May 10, 2006, as of May 10, 2006 there were 5,517,909 shares of Common Stock issued and outstanding. Based upon information set forth in the Company's Form 8-K filed electronically with the Securities and Exchange Commission on May 24, 2006, as of May 23, 2006, certain of the Company's directors exercised options for an aggregate 225,000 shares of Common Stock. As a result, as of May 23, 2006, for the purposes of Reg. Section 240.13d-3, there were 5,742,909 shares of Common Stock deemed issued and outstanding. As of May 23, 2006, (i) The Halis Family Foundation, a New York corporation (the "Foundation"), owned 15,860 shares of Common Stock and (ii) Mr. Halis and his wife, Nancy Lippman Halis, jointly owned 252,156 shares of Common Stock. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned jointly by him and his wife. Jeffrey S. Halis shares power to vote and direct the disposition of the shares of Common
Stock held by the Foundation with Nancy L. Halis, as co-Trustees of the Foundation. Thus, as of May 23, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Halis is deemed beneficially to own 268,016 shares of Common Stock, or 4.7% of the Common Stock of the Company deemed issued and outstanding as of that date.

          Mr. and Mrs. Halis share the power to vote and direct the disposition of the 15,860 shares of Common Stock held by the Foundation, as Trustees. Nancy
L. Halis's business address is 599 Lexington Avenue, Suite 4100, New York, New York 10022. Mrs. Halis is a social worker. Mrs. Halis has never been convicted in any criminal proceeding, nor has she been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Halis is a citizen of the United States.

          There was no transaction in shares of Common Stock, or securities convertible into, exercisable for, or exchangeable for shares of Common Stock by Mr. Halis or the Foundation or any person or entity over which Mr. Halis or Mrs. Halis possesses voting or investment control during the sixty days preceding the date of the event that necessitated the filing of this statement.

          On May 19, 2005, Mr. Halis ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                             May 26, 2006

                                             /s/Jeffrey S. Halis
                                             -----------------------------------
                                             Jeffrey S. Halis



      ATTENTION: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001).